Exhibit 99.1

Pulsenmore Expands Its Home Ultrasound Activity in Israel: Ichilov Adopts the Technology, Expanding Access to At-Home Pregnancy Monitoring

The Company’s home ultrasound technology will be integrated at Lis Maternity and Women’s Hospital at Ichilov, expanding the ability to incorporate at-home ultrasound scans as part of pregnancy monitoring

Ramat Gan, Israel, August 19, 2026 – Pulsenmore (NASDAQ, TASE: PLSM), a developer of home ultrasound solutions supported by remote medical guidance, today announced the expansion of its activities in Israel. The Company’s home ultrasound technology will be integrated at the Lis Maternity and Women’s Hospital at Ichilov, a major center for women’s and maternity care in Israel, joining other medical centers that already incorporate the technology into pregnancy monitoring pathways.

The addition of Lis expands Pulsenmore’s presence in central Israel and broadens the availability of the hybrid monitoring model that combines monitoring at the hospital or clinic with the option, for eligible patients and in accordance with the medical team’s instructions, to perform certain ultrasound scans at home as part of their medical monitoring pathway.

Pulsenmore’s activities in Israel currently encompass three models for integrating home ultrasound into the continuum of care: a nationwide service supported by a medical interpretation center operated by Clalit Health Services; a Hospital at Home model that incorporates home ultrasound into home hospitalization services and is currently implemented at several hospitals; and a hybrid model for monitoring high-risk pregnancies, combining hospital-based monitoring with examinations performed at home in accordance with the medical team’s instructions. The hybrid model is designed to enable women to continue part of their pregnancy monitoring in their home environment, while maintaining their daily routine as much as possible and remaining under the guidance of their care team.

Dr. Elazar Sonnenschein, Founder and CEO of Pulsenmore:

“The addition of Lis marks another significant step in expanding access to home ultrasound in Israel. Expanding our presence in central Israel allows us to focus on making the service accessible to women in northern and southern Israel as well. In areas where patients live a significant distance from medical centers, the ability to perform appropriate examinations from home, as part of their monitoring pathway and under the guidance of their medical team, can provide significant value for women who require frequent monitoring.”

About Pulsenmore

Pulsenmore Ltd. is dedicated to revolutionizing maternal health through home-use ultrasound technology that connects mothers and healthcare providers remotely. By leveraging advanced imaging and telemedicine, Pulsenmore makes prenatal care patient-centric, expanding access and improving continuity of care. For more information, visit www.pulsenmore.com

This press release contains forward-looking statements. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “contemplate,” “do not believe,” “aim,” “goal,” “due,” “predict,” “plan,” “project,” “continue,” “potential,” “positioned,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to the commercial potential of the integration at Lis Maternity and Women’s Hospital at Ichilov. Forward-looking statements reflect Pulsenmore’s current views, plans, or expectations with respect to future events or financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Pulsenmore’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, but not limited to, the following: the Company’s lack of operating history; the Company’s current and future capital requirements and the Company’s belief that its existing cash will be sufficient to fund its operations for more than one year from the date that the financial statements are issued; the Company’s ability to manufacture, market and sell its products and to generate revenues; the Company’s ability to maintain its relationships with key partners and grow relationships with new partners; the Company’s ability to maintain or protect the validity of its U.S. and other patents and other intellectual property; the Company’s ability to launch and penetrate markets in new locations and new market segments; the Company’s ability to retain key executive members and hire additional personnel; the Company’s ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; the Company’s ability to achieve greater regulatory compliance needed in existing and new markets; the Company’s ability to achieve key performance milestones in its planned operational testing; the Company’s ability to establish adequate sales, marketing and distribution channels; security, political and economic instability in the Middle East that could harm its business; and acceptance of the Company’s business model by investors. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks, uncertainties and other factors included in the Company’s Annual Report on Form 20-F, filed with the SEC on March 30, 2026. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Pulsenmore or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Pulsenmore undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal-Scharia

MS-IR LLC

msegal@ms-ir.com